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                                                                    EXHIBIT 99.4



                   OUTLOOK FOR THE PERFORMANCE IN 2005 (POSCO)
                   -------------------------------------------

---------------------------------------------------------------------
Exchange Rate        Items                Unit                  2005
  ('05/E)
---------------------------------------------------------------------
                  Crude Steel            Million                 31.1
                  Production           Metric tons
                 ----------------------------------------------------
 KRW1,000/U$     Sales Volume            Million                 30.1
  U$100/Yen                            Metric tons
                 ----------------------------------------------------
                    Sales                KRW BN                23,010
                 ----------------------------------------------------
                  Investment             KRW BN                 4,081
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

The figures are based on unaudited financial statements. Certain numbers may be presented differently once audited and the company takes no responsibility and accepts no liability for such changes. All figures in the above table are based on non-consolidated financial statements.